UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Leasing Real Estate to Subsidiary

1. name of lessee (major shareholder)	KT Freetel Corporation (“KT Freetel”)

– relationship with company	subsidiary

2. details of lease

– date of lease	February 12, 2004

– real estate leased	Building

– location of real estate	Goyang Branch Office (Goyangshi Ilsangoo Madudong 1010)	Choongang Branch Office (Seoul Joonggoo Chungmuro 1ga 21)

– specifics of lease	Lease period	February 12, 2004 ~ February 11, 2005	February 12, 2004 ~ February 11, 2005
Lease deposit (KRW)	9,356,064,000	10,655,808,000
Rental payment (KRW)	124,747,000	142,078,000

3. purpose of putting lease	Real estate lease	Real estate lease

4. decision date (date of board resolution)	February 5, 2004	February 5, 2004

– attendance of outside directors	Present (no.)	5	Absent (no.)	2

– attendance of auditors	Present	Present

5. applicability of Fair Trade Act	Yes	Yes

6. others	–	–

*date of relevant disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2004

KT Corporation

By: /s/ Wha Joon Cho

Name: Wha Joon Cho

Title: Managing Director